                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2018/04/26: To announce the differences for 2017 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB

Exhibit 99.1

To announce the differences for 2017 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB

1. Date of occurrence of the event: 2018/04/26

2. Of which year/ quarter financial report required to be adjusted: 2017/Q4

3. Accounting principles applied (domestic listing securities):

International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (TIFRSs)

4. Inconsistent items/ amounts (domestic listing securities):

Net income attributable to the stockholders of the parent of NT$9,628,734 thousand, basic earnings per share of NT$0.79 and diluted earnings per share of NT$0.74, total assets of NT$394,099,162 thousand, total liabilities of NT$180,061,578 thousand, and equity attributable to the parent company of NT$213,080,776 thousand

5. Accounting principles applied (securities issued overseas):

International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB)

6. Inconsistent items/ amounts (securities issued overseas):

Net income attributable to the stockholders of the parent of NT$9,676,698 thousand, basic earnings per share of NT$0.81 and diluted earnings per share of NT$0.75, total assets of NT$391,132,220 thousand, total liabilities of NT$181,511,222 thousand, and equity attributable to the parent company of NT$208,664,190 thousand

7. Cause of the inconsistency:

The differences between the Company’s 2017 consolidated financial statements on the basis of TIFRSs and IFRSs as issued by the IASB were primarily related to the timing of the recognition of additional income tax on unappropriated earnings and the accounting treatment of treasury stock

8. Any other matters that need to be specified:

For more details, please refer to the 2017 Form 20-F we filed with the U.S. SEC